Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Tilly’s, Inc.
Irvine, California
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 31, 2020, relating to the consolidated financial statements of Tilly’s, Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the period ended February 1, 2020.

/s/ BDO USA, LLP
Costa Mesa, California
July 8, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.